FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of July 2009

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



July 31, 2009

--------------------------------------------------------------------------------

[LOGO] RICOH                                                       July 31, 2009

                                QUARTERLY REPORT

                        First Quarter ended June 30, 2009
          (Results for the Period from April 1, 2009 to June 30, 2009)

PERFORMANCE OUTLINE (CONSOLIDATED)


                                                                                                       (Billions of yen)
-----------------------------------------------------------------------------------------------  -----------------------
                                                Three months ended  Three months ended             Year ending
                                                   June 30, 2009       June 30, 2008             March 31, 2010
                                                      Results             Results        Change     Forecast      Change
-----------------------------------------------------------------------------------------------  -----------------------
   Domestic sales                                      206.7               233.8         -11.6%        895.0       -4.6%
   Overseas sales                                      284.6               287.7          -1.1%      1,170.0        1.4%
Net sales                                              491.3               521.5          -5.8%      2,065.0       -1.3%
Gross profit                                           200.3               228.3         -12.3%        825.0       -3.4%
Operating income                                         6.0                39.7         -84.7%         40.0      -46.3%
Income before income taxes                               3.4                43.7         -92.2%         30.0       -3.0%
Net income attributable to Ricoh Company, Ltd.           0.9                25.7         -96.5%         10.0       53.1%
-----------------------------------------------------------------------------------------------  -----------------------
Exchange rate (Yen/US$)                                97.51              104.66         -7.15         91.88      -8.67
Exchange rate (Yen/EURO)                              132.69              163.48        -30.79        130.68     -13.06
-----------------------------------------------------------------------------------------------  -----------------------
Net income attributable to Ricoh Company, Ltd.          1.24               35.71        -34.47         13.78       4.76
 shareholders per share-basic (yen)
Net income attributable to Ricoh Company, Ltd.          1.20               34.75        -33.55         13.38       4.63
 shareholders per share-diluted (yen)
-----------------------------------------------------------------------------------------------  -----------------------
Cash flows from operating activities                    32.5                10.2          22.2            --          --
Cash flows from investing activities                   -26.5               -30.7           4.1            --          --
Cash flows from financing activities                   -69.9                18.0         -88.0            --          --
Cash and cash equivalents at end of period             196.0               174.2          21.8            --          --
-----------------------------------------------------------------------------------------------  -----------------------
Capital expenditures                                    17.3                20.4          -3.0          95.0        -1.9
Depreciation for tangible fixed assets                  16.6                17.7          -1.0          77.0         2.1
R&D expenditures                                        27.2                31.7          -4.5         116.0        -8.4
-----------------------------------------------------------------------------------------------  -----------------------
                                                        June 30, 2009   March 31, 2009   Change
-----------------------------------------------------------------------------------------------
Total assets                                               2,424.3          2,513.4      -89.1
Shareholders' investment                                     977.0            975.3        1.6
Interest-bearing debt                                        721.6            779.1      -57.5
-----------------------------------------------------------------------------------------------
Shareholders' investment ratio (%)                            40.3             38.8        1.5
-----------------------------------------------------------------------------------------------
Shareholders' investment per share (yen)                  1,346.45         1,344.08       2.37
-----------------------------------------------------------------------------------------------

                               RICOH COMPANY, LTD.

* The Company bases the forecast estimates for the fiscal year ending March 31, 2010 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES

FINANCIAL HIGHLIGHTS FOR THE FIRST QUARTER ENDED JUNE 30, 2009 (U.S. GAAP FINANCIAL INFORMATION)

1. RESULTS FOR THE PERIOD FROM APRIL 1, 2009 TO JUNE 30, 2009

(1) Operating Results

                                                                                    (Millions of yen)
-----------------------------------------------------------------------------------------------------
                                                              Three months ended   Three months ended
                                                                 June 30, 2009        June 30, 2008
-----------------------------------------------------------------------------------------------------
Net sales                                                            491,389            521,574
   (% change from the previous corresponding period)                    -5.8               -1.6
Operating income                                                       6,076             39,750
   (% change from the previous corresponding period)                   -84.7              -14.7
Income before income taxes                                             3,415             43,735
   (% change from the previous corresponding period)                   -92.2              -17.9
Net income attributable to Ricoh Company, Ltd.                           903             25,743
   (% change from the previous corresponding period)                   -96.5              -24.0
Net income attributable to Ricoh Company, Ltd. shareholders
   per share-basic (yen)                                                1.24              35.71
Net income attributable to Ricoh Company, Ltd. shareholders             1.20              34.75
   per share-diluted (yen)
-----------------------------------------------------------------------------------------------------


(2) Financial Position                                                           (Millions of yen)
--------------------------------------------------------------------------------------------------
                                                                June 30, 2009       March 31, 2009
--------------------------------------------------------------------------------------------------
Total assets                                                       2,424,391          2,513,495
Shareholders' investment                                             977,066            975,373
Shareholders' investment ratio (%)                                      40.3               38.8
Shareholders' investment per share (yen)                            1,346.45           1,344.08
--------------------------------------------------------------------------------------------------

2. DIVIDEND INFORMATION
--------------------------------------------------------------------------------------------------
                                                                  Year ended          Year ending
                                                                March 31, 2009      March 31, 2010
                                                                   (Results)          (Forecast)
--------------------------------------------------------------------------------------------------
Cash dividends, applicable to the year (yen)                           33.00              33.00
  Interim (yen)                                                        18.00              16.50
  Year-end (yen)                                                       15.00              16.50
--------------------------------------------------------------------------------------------------

Notes: Revision of expected dividends during this period: No

3. FORECAST OF OPERATING RESULTS FROM APRIL 1, 2009 TO MARCH 31, 2010            (Millions of yen)
---------------------------------------------------------------------------------------------------
                                                               Half year ending       Year ending
                                                              September 30, 2009    March 31, 2010
---------------------------------------------------------------------------------------------------
Net sales                                                          1,005,000          2,065,000
Operating income                                                      11,000             40,000
Income before income taxes                                             6,000             30,000
Net income attributable to Ricoh Company, Ltd.                         1,000             10,000
Net income attributable to Ricoh Company, Ltd. shareholders             1.38              13.78
   per share (yen)
--------------------------------------------------------------------------------------------------

Notes: Revision of forecast of consolidated operating results during this period: Yes

4. OTHERS

(1)  Changes in significant subsidiaries: No

(2)  Changes in accounting method: Yes

*    For details see "4.Others"on page 5.

(3)  Number of common stock outstanding (including treasury stock):

     As of June 30, 2009   744,912,078 shares   As of March 31, 2009   744,912,078 shares

(4)  Number of treasury stock:

     As of June 30, 2009   19,251,985 shares    As of March 31, 2009   19,232,352 shares

(5)  Average number of common stock:

     As of June 30, 2009  725,669,565 shares    As of June 30, 2008    720,931,645 shares

CONSOLIDATED PERFORMANCE

1. OPERATING RESULTS

*Overview

Consolidated net sales of Ricoh Group for the first quarter of fiscal year 2010 (the three months period from April 1, 2009 to June 30, 2009) decreased by 5.8% as compared to the previous corresponding period, to Yen 491.3 billion. During this quarter, the average yen exchange rates were Yen 97.51 against the U.S. dollar (up Yen 7.15) and Yen 132.69 against the Euro (up Yen 30.79). Net sales would have increased by 2.0% excluding impact of such foreign currency exchange fluctuation.

The Japanese economy continued to suffer severe recession started in the second half of previous fiscal year. Ricoh continued to be in such a severe business environment. Domestic sales in the Imaging & Solutions segment as well as Industrial Products segment and Other segment decreased from the previous corresponding period. Consequently, overall sales in Japan decreased by 11.6% as compared to the previous corresponding period.

As for overseas, while Ricoh continued to be in the severe business environment due mainly to the protracted mess in the overseas economy and the appreciation of the Yen against the U.S. dollar, the effort to enhance its sales structures contributed to increase in sales in the Imaging & Solutions segment. Although sales in the Americas, despite economic downturns and the appreciation of the Yen against the U.S. dollar, increased by 40.4% (+50.7%, excluding foreign currency exchange fluctuation) because the advantage derived from the effort to enhance its sales structures and expand its sales channels such as through the acquisition completed in the previous fiscal year offset the negative effect of depression of the market, sales in Europe decreased by 23.5% (-6.3%, excluding foreign currency exchange fluctuation) and sales in Other, comprised of China, South East Asia and Oceania, decreased by 24.7% (-12.1%, excluding foreign currency exchange fluctuation).

As a result, sales in the overseas market decreased by 1.1% as compared to the previous corresponding period. Excluding effects of foreign currency fluctuations, net sales in overseas would have increased by 13.1% as compared to the previous corresponding period.

Gross profit decreased by 12.3% as compared to the previous corresponding period, to Yen 200.3 billion due mainly to decrease in sales and the appreciation of the Yen. Gross profit as a percentage of net sales also decreased by 3.0 percentage points as compared to the previous corresponding period, to 40.8% because the advantage derived from cost reduction was not enough to offset the negative effect of the appreciation of the Yen.

While group-wide cost reduction efforts contributed to a decline in selling, general and administrative expenses, Ricoh incurred the expenses of new consolidated subsidiaries acquired in the previous third quarter. Consequently, selling, general and administrative expenses increased by 3.0% as compared to the previous corresponding period, to Yen 194.2 billion.

As a result, operating income decreased by 84.7% as compared to the previous corresponding period, to Yen 6.0 billion.

Other (income) expenses, net decreased as compared to the previous corresponding period due to foreign exchange loss derived from the appreciation of the Yen. As a result, income before income taxes decreased by 92.2% as compared to the previous corresponding period, to Yen 3.4 billion.

As a result, net income attributable to Ricoh Company, Ltd. decreased by 96.5% as compared to the previous corresponding period, to Yen 0.9 billion.

*Conditions by Product Line

Imaging & Solutions (Sales down 4.1% to Yen 436.8 billion)
----------------------------------------------------------

     Imaging Solutions (Sales down 7.8% to Yen 378.0 billion)
     --------------------------------------------------------

     In the Americas, sales of PPCs and MFPs increased due mainly to enhancing its sales structures through acquisition completed in previous fiscal period.

     The appreciation of the Yen against the U.S. dollar and the Euro negatively affect.

     Excluding effects of foreign currency fluctuations, net sales in this category would have increased by 1.2% as compared to the previous corresponding period.

     Network System Solutions (Sales up 30.1% to Yen 58.7 billion)
     -------------------------------------------------------------

     Sales in this category increased by 30.1% as compared to the previous corresponding period, to Yen 58.7 billion due mainly to enhancing its sales structures. The sales would have increased by 36.0% excluding the effects of foreign currency fluctuations.

As a result, sales in the Imaging & Solutions segment decreased by 4.1% as compared to the previous corresponding period, to Yen 436.8 billion. Operating income decreased by 56.9% as compared to the previous corresponding period, to Yen 23.8 billion due mainly to the decrease of sales as well as the appreciation of the Yen.

Industrial Products (Sales down 25.2% to Yen 24.7 billion)
----------------------------------------------------------

Sales in the Industrial Products segment decreased by 25.2% as compared to the previous corresponding period, to Yen 24.7 billion. Sales of semiconductor devices, thermal media and electronic components decreased as compared to the previous corresponding period in Japan and overseas.

As a result, operating loss in the Industrial Products segment amounted to Yen
0.3 billion (operating income Yen 1.0 billion for the previous corresponding period).

Other (Sales down 10.3% to Yen 29.8 billion)
--------------------------------------------
Net sales in the Other segment decreased by 10.3% as compared to the previous corresponding period, to Yen 29.8 billion. Sales of digital cameras and so on decreased.

As a result operating loss in the Other segment amounted to Yen 0.2 billion (operating income Yen 0.5 billion for the previous corresponding period).

2. FINANCIAL POSITION

*Assets, Liabilities and Shareholders' Investment

For current assets, cash and time deposits decreased from the end of the previous period due to the decrease of Interest-bearing debt, and trade receivable decreased due to the decrease of sales. For fixed assets, other investments increased from the end of the previous period due mainly to the increase of goodwill derived from acquisition and revaluation gain on investment securities. As a result, total assets decreased by Yen 89.1 billion, to Yen 2,424.3 billion.

For Liabilities, short-term borrowings and so on decreased. As a result, total liabilities decreased by Yen 91.2 billion, to Yen 1,397.9 billion.

For shareholders' investment, the change in retained earnings resulted from payment for dividends and net income attributable to Ricoh Company, Ltd. Other comprehensive loss decreased due mainly to the increase of cumulative translation adjustments reflecting exchange fluctuation from the end of the previous period. As a result, total shareholders' investment increased by Yen
1.6 billion from the end of the previous period, to Yen 977.0 billion. In accordance with Statement of Financial Accounting Standards No.160 "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No.51" ("SFAS 160"), Ricoh reports the noncontrolling interest as equity. Total equity involving the noncontrolling interest increased by Yen 2.1 billion as compared to the reclassified total equity at the end of the previous period to conform with the presentation of this first quarter, to Yen 1,026.4 billion.

*Cash Flows (Three months from April 1, 2009 to June 30, 2009)

Net cash provided by operating activities in this period increased by Yen 22.2 billion as compared to the previous corresponding period, to Yen 32.5 billion. Trade receivables and so on decreased as compared to the previous corresponding period.

Net cash used in investing activities in this period decreased by Yen 4.1 billion as compared to the previous corresponding period, to Yen 26.5 billion.

As a result, free cash inflows generated by operating and investing activities amounted to Yen 5.9 billion while cash outflows amounted to Yen 20.4 billion in the previous corresponding period.

Net cash used in financing activities amounted to Yen 69.9 billion due primarily to net decrease in short-term borrowings.

As a result, cash and cash equivalents at the end of this first quarter decreased by Yen 62.3 billion as compared to the end of the preceding fiscal year, to Yen 196.0 billion.

3. FORECAST FOR THE ENTIRE FISCAL YEAR

As for the forecast of business results for the first half of and full fiscal year ending March 31, 2010 that previously announced in April 2009, we have revised downward our forecast of sales, gross profit, operating income, income before income taxes and net income attributable to Ricoh Company, Ltd. This revision reflects the first quarter result and so on.

Ricoh assumes that exchange rates of Yen 90.00 against the U.S. dollar and of Yen 130.00 against the Euro in and after the second quarter, which were revised from the forecast that announced in April 2009. The actual exchange rates during the first quarter were incorporated in annual exchange rates assumption.

Our performance forecast for fiscal year 2010 is as follows:

Exchange Rate Assumptions for the full year ending March 31, 2010 US$ 1 = Yen
91.88 (Yen 100.55 in previous fiscal year) EURO 1 = Yen 130.68 (Yen 143.74 in previous fiscal year)


                                                                                                     (Billions of yen)
----------------------------------------------------------------------------------------------------------------------
                              Half year ending    Half year ended               Year ending      Year ended
                             Septmber 30, 2009   Septmber 30, 2008            March 31, 2010   March 31, 2009
                                 (Forecast)          (Results)       Change      (Forecast)      (Results)      Change
----------------------------------------------------------------------------------------------------------------------
   Domestic sales                    430.0               483.8        -11.1         895.0            938.3       -4.6%
   Overseas sales                    575.0               582.1         -1.2       1,170.0          1,153.3        1.4%
Net sales                           1005.0             1,065.9         -5.7       2,065.0          2,091.6       -1.3%
Gross profit                         410.0               443.3         -7.5         825.0            854.3       -3.4%
Operating income                      11.0                65.0        -83.1          40.0             74.5      -46.3%
Income before income taxes             6.0                58.8        -89.8          30.0             30.9       -3.0%
Net income attributable
   to Ricoh Company, Ltd.              1.0                34.3        -97.1          10.0              6.5       53.1%
----------------------------------------------------------------------------------------------------------------------

* Ricoh bases the forecast estimates for the year ending March 31, 2010 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

4. OTHERS

(1) Changes in significant subsidiaries:

Not applicable

(2) Changes in accounting method:

Adoption of new accounting standards:

i. Ricoh adopted SFAS No.141 (revised 2007), "Business Combinations " ("SFAS 141R") in this first quarter. SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. The adoption of SFAS 141R did not have a material effect on Ricoh's consolidated financial position or results of operations.

ii. Ricoh adopted SFAS No.160, "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51" ("SFAS 160") in this first quarter. In accordance with SFAS 160, noncontrolling interests which were previously referred to as minority interests and classified between total liabilities and shareholders' investment on the consolidated balance sheets, are now included as a separate component of total equity. In addition, consolidated net income on the consolidated statements of income now includes the net income (loss) attributable to noncontrolling interests. These financial statement presentation requirements have been adopted retrospectively and prior year amounts in the consolidated financial statements of cash flows have been reclassified or adjusted to conform to SFAS 160.

5. CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEETS


Assets                                                                                    (Millions of yen)
-----------------------------------------------------------------------------------------------------------
                                                                   June 30, 2009   March 31, 2009    Change
-----------------------------------------------------------------------------------------------------------
Current Assets
    Cash and time deposits                                             197,903          260,527     -62,624
    Trade receivables                                                  651,664          680,384     -28,720
    Inventories                                                        193,333          191,570       1,763
    Other current assets                                                79,735           79,385         350
Total Current Assets                                                 1,122,635        1,211,866     (89,231)
Fixed Assets
    Tangible fixed assets                                              268,089          269,336      -1,247
    Finance receivables                                                458,704          465,262      -6,558
    Other investments                                                  574,963          567,031       7,932
Total Fixed Assets                                                   1,301,756        1,301,629         127
-----------------------------------------------------------------------------------------------------------
Total Assets                                                         2,424,391        2,513,495     -89,104
-----------------------------------------------------------------------------------------------------------
Note:
Contents of cash and time deposits;
    Cash and cash equivalents                                          196,098          258,484
    Time deposits                                                        1,805            2,043

Liabilities and Equity                                                                    (Millions of yen)
-----------------------------------------------------------------------------------------------------------
                                                                   June 30, 2009   March 31, 2009    Change
-----------------------------------------------------------------------------------------------------------
Current Liabilities
    Trade payables                                                     246,412          285,413     -39,001
    Short-term borrowings                                              170,624          269,792     -99,168
    Other current liabilities                                          228,471          218,286      10,185
Total Current Liabilities                                              645,507          773,491    -127,984
Fixed Liabilities
    Long-term indebtedness                                             551,049          509,403      41,646
    Accrued pension and severance costs                                153,859          156,625      -2,766
    Other fixed liabilities                                             47,487           49,626      -2,139
Total Fixed Liabilities                                                752,395          715,654      36,741
------------------------------------------------------------------------------------------------------------
Total Liabilities                                                    1,397,902        1,489,145     -91,243
------------------------------------------------------------------------------------------------------------
Equity
    Common stock                                                       135,364          135,364           -
    Additional paid-in capital                                         186,083          186,083           -
    Retained earnings                                                  805,741          815,725      -9,984
    Accumulated other comprehensive loss                              -113,421         -125,121      11,700
    Treasury stock                                                     -36,701          -36,678         -23
Total Shareholders' Investment                                         977,066          975,373       1,693
Noncontrolling interests                                                49,423           48,977         446
------------------------------------------------------------------------------------------------------------
Total Equity                                                         1,026,489        1,024,350       2,139
------------------------------------------------------------------------------------------------------------
Total Liabilities and Equity                                         2,424,391        2,513,495     -89,104
------------------------------------------------------------------------------------------------------------
Note:
Other comprehensive income;
    Net unrealized holding gains on available-for-sale securities        5,320            1,848       3,472
    Pension liability adjustments                                      -51,501          -54,301       2,800
    Net unrealized losses on derivative instruments                       -724             -373        -351
    Cumulative translation adjustments                                 -66,516          -72,295       5,779

               Reference: Exchange rate                          June 30, 2009   March 31, 2009
                         US$ 1                                       Yen 96.01        Yen 98.23
                         EURO 1                                     Yen 135.53       Yen 129.84

(2) CONSOLIDATED STATEMENTS OF INCOME


                                                                                              (Millions of yen)
---------------------------------------------------------------------------------------------------------------
                                                      Three months ended   Three months ended
                                                         June 30, 2009        June 30, 2008      Change      %
---------------------------------------------------------------------------------------------------------------
Net sales                                                    491,389               521,574      -30,185    -5.8
Cost of sales                                                291,084               293,177       -2,093    -0.7
    Percentage of net sales (%)                                 59.2                  56.2
Gross profit                                                 200,305               228,397      -28,092   -12.3
    Percentage of net sales (%)                                 40.8                  43.8
Selling, general and administrative expenses                 194,229               188,647        5,582     3.0
    Percentage of net sales (%)                                 39.5                  36.2
Operating income                                               6,076                39,750      -33,674   -84.7
    Percentage of net sales (%)                                  1.2                   7.6
Other (income) expenses
  Interest and dividend income                                   583                 1,288         -705   -54.7
    Percentage of net sales (%)                                  0.1                   0.2
  Interest expense                                             2,103                 1,069        1,034    96.7
    Percentage of net sales (%)                                  0.4                   0.2
  Other, net                                                   1,141                -3,766        4,907       -
    Percentage of net sales (%)                                  0.2                  -0.7
Income before income taxes,
  equity income and minority interests                         3,415                43,735      -40,320   -92.2
    Percentage of net sales (%)                                  0.7                   8.4
Provision for income taxes                                     1,879                16,825      -14,946   -88.8
    Percentage of net sales (%)                                  0.4                   3.2
Equity in earnings of affiliates                                   4                     7           -3   -42.9
    Percentage of net sales (%)                                  0.0                   0.0
Consolidated net income                                        1,540                26,917      -25,377   -94.3
    Percentage of net sales (%)                                  0.3                   5.2
Net income attributable to noncontrolling interests              637                 1,174         -537   -45.7
    Percentage of net sales (%)                                  0.1                   0.2
Net income attributable to Ricoh Company, Ltd.                   903                25,743      -24,840   -96.5
    Percentage of net sales (%)                                  0.2                   4.9
----------------------------------------------------------------------------------------------------------------
                   Reference : Exchange rate
                             US$ 1                         Yen 97.51            Yen 104.66
                             EURO 1                       Yen 132.69            Yen 163.48

CONSOLIDATED SALES BY PRODUCT CATEGORY                                                        (Millions of yen)
---------------------------------------------------------------------------------------------------------------
                                                      Three months ended   Three months ended
                                                         June 30, 2009       June 30, 2008       Change      %
---------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
  Imaging Solutions                                         378,098               410,118       -32,020    -7.8
    Percentage of net sales (%)                                76.9                  78.6
  Network System Solutions                                   58,722                45,140        13,582    30.1
    Percentage of net sales (%)                                12.0                   8.7
Imaging & Solutions Total                                   436,820               455,258       -18,438    -4.1
    Percentage of net sales (%)                                88.9                  87.3
---------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                          24,754                33,095        -8,341   -25.2
    Percentage of net sales (%)                                 5.0                   6.3
---------------------------------------------------------------------------------------------------------------
[Other]
Other                                                        29,815                33,221        -3,406   -10.3
    Percentage of net sales (%)                                 6.1                   6.4
---------------------------------------------------------------------------------------------------------------
Grand Total                                                 491,389               521,574       -30,185    -5.8
    Percentage of net sales (%)                               100.0                 100.0
---------------------------------------------------------------------------------------------------------------

CONSOLIDATED SALES BY GEOGRAPHIC AREA                                                          (Millions of yen)
---------------------------------------------------------------------------------------------------------------
                                                      Three months ended   Three months ended
                                                         June 30, 2009       June 30, 2008       Change     %
----------------------------------------------------------------------------------------------------------------
[Domestic]                                                   206,739             233,869        -27,130    -11.6
    Percentage of net sales (%)                                 42.1                44.8
[Overseas]                                                   284,650             287,705         -3,055     -1.1
    Percentage of net sales (%)                                 57.9                55.2
      The Americas                                           142,770             101,664         41,106     40.4
        Percentage of net sales (%)                             29.1                19.5
      Europe                                                 113,750             148,671        -34,921    -23.5
        Percentage of net sales (%)                             23.1                28.5
      Other                                                   28,130              37,370         -9,240    -24.7
        Percentage of net sales (%)                              5.7                 7.2
Grand Total                                                  491,389             521,574        -30,185     -5.8
    Percentage of net sales (%)                                100.0               100.0
---------------------------------------------------------------------------------------------------------------

(3) CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                              (Millions of yen)
---------------------------------------------------------------------------------------------------------------
                                                                      Three months ended   Three months ended
                                                                        June 30, 2009        June 30, 2008
---------------------------------------------------------------------------------------------------------------
I. Cash Flows from Operating Activities:
     Consolidated net income                                                    1,540               26,917
     Adjustments to reconcile net income to net cash
     provided by operating activities--
        Depreciation and amortization                                          23,836               24,312
        Equity in earnings of affiliates, net of dividends received                -4                   -7
        Deferred income taxes                                                  -4,133               -2,654
        Loss on disposals and sales of tangible fixed assets                       86                  348
        Pension and severance costs, less payments                               -550                  695
      Changes in assets and liabilities--
        Decrease in trade receivables                                          35,697                  238
        (Increase) Decrease in inventories                                        241              -18,258
        (Increase) Decrease in finance receivables                              8,134              -11,369
        Decrease in trade payables                                            -39,847              -16,658
        Increase in accrued income taxes and
          accrued expenses and other                                            4,306                9,427
      Other, net                                                                3,238               -2,726
-----------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                                    32,544               10,265
-----------------------------------------------------------------------------------------------------------
II. Cash Flows from Investing Activities:

     Proceeds from sales of property, plant and equipment                         178                    0
     Expenditures for property, plant and equipment                           -17,384              -20,414
     Payments for purchases of available-for-sale securities                     -602                 -504
     Proceeds from sales of available-for-sale securities                         910                  224
     (Increase) Decrease in time deposits                                         218                 -377
     Purchase of business, net of cash acquired                                -4,760               -4,717
     Other, net                                                                -5,124               -4,914
-----------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                                       -26,564              -30,702
-----------------------------------------------------------------------------------------------------------
III. Cash Flows from Financing Activities:

     Proceeds from long-term indebtedness                                      28,903               13,777
     Repayment of long-term indebtedness                                      -21,626              -17,515
     Increase (Decrease) in short-term borrowings, net                       -101,061               34,484
     Proceeds from issuance of long-term debt securities                       35,000                    -
     Dividends paid                                                           -10,885              -12,256
     Payment for purchase of treasury stock                                       -30                  -54
     Other, net                                                                  -276                 -387
-----------------------------------------------------------------------------------------------------------
  Net cash provided by (used in) financing activities                         -69,975               18,049
-----------------------------------------------------------------------------------------------------------
IV. Effect of Exchange Rate Changes on Cash and Cash Equivalents                1,609                6,040
-----------------------------------------------------------------------------------------------------------
V. Net Increase (Decrease) in Cash and Cash Equivalents                       -62,386                3,652
-----------------------------------------------------------------------------------------------------------
VI. Cash and Cash Equivalents at Beginning of Year                            258,484              170,607
-----------------------------------------------------------------------------------------------------------
VII. Cash and Cash Equivalents at End of Period                               196,098              174,259
-----------------------------------------------------------------------------------------------------------

(4) NOTES ON PREMISE GOING CONCERN

 Not applicable

(5) SEGMENT INFORMATION

     (a) Operating Segments Information


                                                                                                     (Millions of yen)
----------------------------------------------------------------------------------------------------------------------
                                                             Three months ended   Three months ended
                                                                June 30, 2009        June 30, 2008      Change     %
----------------------------------------------------------------------------------------------------------------------
IMAGING & SOLUTIONS:
   Net sales:
      Unaffiliated customers                                       436,820              455,258        -18,438    -4.1
      Intersegment                                                      --                   --             --      --
      Total                                                        436,820              455,258        -18,438    -4.1
----------------------------------------------------------------------------------------------------------------------
   Operating expenses                                              412,961              399,840         13,121     3.3
----------------------------------------------------------------------------------------------------------------------
   Operating income                                                 23,859               55,418        -31,559   -56.9
      Operating income on sales in Imaging & Solutions (%)             5.5                 12.2
----------------------------------------------------------------------------------------------------------------------
INDUSTRIAL PRODUCTS:
   Net sales:
      Unaffiliated customers                                        24,754               33,095         -8,341   -25.2
      Intersegment                                                     894                1,158           -264   -22.8
      Total                                                         25,648               34,253         -8,605   -25.1
----------------------------------------------------------------------------------------------------------------------
   Operating expenses                                               26,002               33,247         -7,245   -21.8
----------------------------------------------------------------------------------------------------------------------
   Operating income                                                   -354                1,006         -1,360      --
      Operating income on sales in Industrial Products (%)            -1.4                  2.9
----------------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
      Unaffiliated customers                                        29,815               33,221         -3,406   -10.3
      Intersegment                                                      --                   --             --      --
      Total                                                         29,815               33,221         -3,406   -10.3
----------------------------------------------------------------------------------------------------------------------
   Operating expenses                                               30,093               32,708         -2,615    -8.0
----------------------------------------------------------------------------------------------------------------------
   Operating income                                                   -278                  513           -791      --
      Operating income on sales in Other (%)                          -0.9                  1.5
----------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
      Intersegment                                                    -894               -1,158            264      --
      Total                                                           -894               -1,158            264      --
----------------------------------------------------------------------------------------------------------------------
   Operating expenses:
      Intersegment                                                    -890               -1,157            267      --
      Corporate                                                     17,147               17,186            -39      --
      Total                                                         16,257               16,029            228      --
----------------------------------------------------------------------------------------------------------------------
   Operating income                                                -17,151              -17,187             36      --
----------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
      Unaffiliated customers                                       491,389              521,574        -30,185    -5.8
      Intersegment                                                      --                   --             --      --
      Total                                                        491,389              521,574        -30,185    -5.8
----------------------------------------------------------------------------------------------------------------------
   Operating expenses                                              485,313              481,824          3,489     0.7
----------------------------------------------------------------------------------------------------------------------
   Operating income                                                  6,076               39,750        -33,674   -84.7
      Operating income on consolidated net sales (%)                   1.2                  7.6
----------------------------------------------------------------------------------------------------------------------

     (b) Geographic Segments Information


                                                                                                (Millions of yen)
-----------------------------------------------------------------------------------------------------------------
                                                       Three months ended   Three months ended
                                                         June 30, 2009         June 30, 2008      Change      %
-----------------------------------------------------------------------------------------------------------------
JAPAN:
   Net sales:
      External customers                                     210,421               241,120       -30,699   -12.7
      Intersegment                                            90,510               123,371       -32,861   -26.6
      Total                                                  300,931               364,491       -63,560   -17.4
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                        298,341               338,415       -40,074   -11.8
-----------------------------------------------------------------------------------------------------------------
   Operating income                                            2,590                26,076       -23,486   -90.1
      Operating income on sales in Japan (%)                     0.9                   7.2
-----------------------------------------------------------------------------------------------------------------
THE AMERICAS:
   Net sales:
      External customers                                     142,656               101,285        41,371    40.8
      Intersegment                                               638                 1,224          -586   -47.9
      Total                                                  143,294               102,509        40,785    39.8
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                        148,027               103,722        44,305    42.7
-----------------------------------------------------------------------------------------------------------------
   Operating income                                           (4,733)               (1,213)       -3,520      --
      Operating income on sales in the Americas (%)             -3.3                  -1.2
-----------------------------------------------------------------------------------------------------------------
EUROPE:
   Net sales:
      External customers                                     114,516               148,256       -33,740   -22.8
      Intersegment                                               604                   723          -119   -16.5
      Total                                                  115,120               148,979       -33,859   -22.7
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                        109,862               137,310       -27,448   -20.0
-----------------------------------------------------------------------------------------------------------------
   Operating income                                            5,258                11,669        -6,411   -54.9
      Operating income on sales in Europe (%)                    4.6                   7.8
-----------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
      External customers                                      23,796                30,913        -7,117   -23.0
      Intersegment                                            33,897                43,927       -10,030   -22.8
      Total                                                   57,693                74,840       -17,147   -22.9
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                         55,293                70,273       -14,980   -21.3
-----------------------------------------------------------------------------------------------------------------
   Operating income                                            2,400                 4,567        -2,167   -47.4
      Operating income on sales in Other (%)                     4.2                   6.1
-----------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
      Intersegment                                          -125,649              -169,245        43,596      --
      Total                                                 -125,649              -169,245        43,596      --
----------------------------------------------------------------------------------------------------------------
   Operating expenses                                       -126,210              -167,896        41,686      --
----------------------------------------------------------------------------------------------------------------
   Operating income                                              561                -1,349         1,910      --
----------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
      External customers                                     491,389               521,574       -30,185    -5.8
      Intersegment                                                --                    --            --      --
      Total                                                  491,389               521,574       -30,185    -5.8
----------------------------------------------------------------------------------------------------------------
   Operating expenses                                        485,313               481,824         3,489     0.7
----------------------------------------------------------------------------------------------------------------
   Operating income                                            6,076                39,750       -33,674   -84.7
      Operating income on consolidated net sales (%)             1.2                   7.6
----------------------------------------------------------------------------------------------------------------

(6) Notes on significant changes in shareholders' investment

Not applicable

-APPENDIX- (THREE MONTHS ENDED JUNE 30, 2009)

1. CONSOLIDATED SALES BY PRODUCT CATEGORY


                                                                                                                (Millions of yen)
---------------------------------------------------------------------------------------------------------------------------------
                                          Three months ended   Three months ended                        Change excluding
                                            June 30, 2009        June 30, 2008        Change       %      exchange impact     %
---------------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
   Imaging Solutions                             378,098              410,118          -32,020    -7.8              4,771     1.2
      Percentage of net sales (%)                   76.9                 78.6
         Domestic                                131,425              148,069          -16,644   -11.2            -16,644   -11.2
         Overseas                                246,673              262,049          -15,376    -5.9             21,415     8.2
   Network System Solutions                       58,722               45,140           13,582    30.1             16,242    36.0
      Percentage of net sales (%)                   12.0                  8.7
         Domestic                                 33,370               37,337           -3,967   -10.6             -3,967   -10.6
         Overseas                                 25,352                7,803           17,549   224.9             20,209   259.0
Imaging & Solutions Total                        436,820              455,258          -18,438    -4.1             21,013     4.6
      Percentage of net sales (%)                   88.9                 87.3
      Domestic                                   164,795              185,406          -20,611   -11.1            -20,611   -11.1
      Overseas                                   272,025              269,852            2,173     0.8             41,624    15.4
         The Americas                            139,165               97,360           41,805    42.9             52,014    53.4
         Europe                                  109,420              141,904          -32,484   -22.9             -7,811    -5.5
         Other                                    23,440               30,588           -7,148   -23.4             -2,579    -8.4
---------------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                               24,754               33,095           -8,341   -25.2             -7,265   -22.0
      Percentage of net sales (%)                    5.0                  6.3
   Domestic                                       13,460               18,518           -5,058   -27.3             -5,058   -27.3
   Overseas                                       11,294               14,577           -3,283   -22.5             -2,207   -15.1
      The Americas                                 3,326                3,879             -553   -14.3               -317    -8.2
      Europe                                       3,967                5,755           -1,788   -31.1             -1,033   -17.9
      Other                                        4,001                4,943             -942   -19.1               -857   -17.3
---------------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                             29,815               33,221           -3,406   -10.3             -3,267    -9.8
      Percentage of net sales (%)                    6.1                  6.4
   Domestic                                       28,484               29,945           -1,461    -4.9             -1,461    -4.9
   Overseas                                        1,331                3,276           -1,945   -59.4             -1,806   -55.1
      The Americas                                   279                  425             -146   -34.4               -127   -29.9
      Europe                                         363                1,012             -649   -64.1               -576   -56.9
      Other                                          689                1,839           -1,150   -62.5             -1,103   -60.0
---------------------------------------------------------------------------------------------------------------------------------
Grand Total                                      491,389              521,574          -30,185    -5.8             10,481     2.0
      Percentage of net sales (%)                  100.0                100.0
   Domestic                                      206,739              233,869          -27,130   -11.6            -27,130   -11.6
      Percentage of net sales (%)                   42.1                 44.8
   Overseas                                      284,650              287,705           -3,055    -1.1             37,611    13.1
      Percentage of net sales (%)                   57.9                 55.2
         The Americas                            142,770              101,664           41,106    40.4             51,570    50.7
            Percentage of net sales (%)             29.1                 19.5
         Europe                                  113,750              148,671          -34,921   -23.5             -9,420    -6.3
            Percentage of net sales (%)             23.1                 28.5
         Other                                    28,130               37,370           -9,240   -24.7             -4,539   -12.1
            Percentage of net sales (%)              5.7                  7.2
---------------------------------------------------------------------------------------------------------------------------------
               Reference: Exchange rate
                  US$ 1                        Yen 97.51           Yen 104.66        Yen -7.15
                  EURO 1                      Yen 132.69           Yen 163.48       Yen -30.79

*Each category includes the following product line:

Imaging Solutions          Digital PPCs, color PPCs,
                           digital duplicators, facsimile
                           machines, analog PPCs, diazo copiers,
                           scanners, MFPs(multifunctional
                           printers), laser printers and software

Network System Solutions   Personal computers, servers, network systems and
                           network related software
Industrial Products        Thermal media, optical equipment, semiconductor
                           devices, electronic components and measuring
                           equipment
Other                      Digital cameras


                                       A1

2. FORECAST OF CONSOLIDATED PERFORMANCE


                                                                                                                   (Billions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                          Three months ended          Three months ending          Half year ending            Year ending
                            June 30, 2009     Change    Sept. 30, 2009     Change   Sept. 30, 2009   Change   March 31, 2010  Change
                               Results           %          Forecast          %        Forecast         %       Forecast        %
------------------------------------------------------------------------------------------------------------------------------------
Net sales                        491.3          -5.8          513.6         -5.6       1,005.0         -5.7       2,065.0       -1.3
Gross profit                     200.3         -12.3          209.6         -2.4         410.0         -7.5         825.0       -3.4
Operating income                     6         -84.7            4.9        -80.6          11.0        -83.1          40.0      -46.3
Income before income
   taxes                           3.4         -92.2            2.5        -82.9           6.0        -89.8          30.0       -3.0
Net income attributable            0.9         -96.5            0.0        -98.9           1.0        -97.1          10.0       53.1
   to Ricoh
   Company, Ltd.
------------------------------------------------------------------------------------------------------------------------------------
Net income attributable
   to Ricoh
   Company, Ltd.                  1.24            --           0.14           --          1.38           --         13.78         --
   shareholders per
   share-basic (yen)
Net income attributable
   to Ricoh
   Company, Ltd.                  1.20            --           0.13           --          1.33           --         13.38         --
   shareholders per
   share-diluted (yen)
------------------------------------------------------------------------------------------------------------------------------------
Capital expenditures              17.3            --           32.6           --          50.0           --          95.0         --
Depreciation for
   tangible fixed assets          16.6            --           19.3           --          36.0           --          77.0         --
R&D expenditures                  27.2            --           29.7           --          57.0           --         116.0         --
------------------------------------------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)          97.51            --          90.00           --         93.76           --         91.88         --
Exchange rate (Yen/EURO)        132.69            --         130.00           --        131.35           --        130.68         --
------------------------------------------------------------------------------------------------------------------------------------

3. FORECAST OF CONSOLIDATED SALES BY PRODUCT CATEGORY


                                                                                         (Billions of yen)
----------------------------------------------------------------------------------------------------------
                               Half year ending September 30, 2009         Year ending March 31, 2010
                               -----------------------------------         --------------------------
                                        Change               Change            Change               Change
                             Forecast      %    Forecast(*)     %    Forecast     %    Forecast(*)     %
----------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
   Imaging Solutions            760.8     -6.5      852.0       4.7   1,578.6    -1.3    1,675.0       4.8
      Domestic                  262.7     -8.2      262.7      -8.2     568.1     0.2      568.1       0.2
      Overseas                  498.1     -5.6      589.3      11.6   1,010.5    -2.0    1,106.9       7.3
   Network System Solutions     130.8     23.9      138.8      31.4     255.1     8.8      264.9      13.0
      Domestic                   79.0    -10.9       79.0     -10.9     151.0   -12.7      151.0     -12.7
      Overseas                   51.9    206.8       59.8     253.9     104.2    69.2      113.9      85.1
Imaging & Solutions Total       891.7     -3.0      990.8       7.7   1,833.8     0.0    1,939.9       5.8
   Domestic                     341.7     -8.8      341.7      -8.8     719.1    -2.8      719.1      -2.8
   Overseas                     550.0      0.9      649.1      19.1   1,114.6     2.0    1,220.8      11.7
      The Americas              282.5     35.6      320.7      53.9     553.1    13.4      606.0      24.3
      Europe                    221.2    -19.7      273.2      -0.9     468.9    -6.6      510.7       1.8
      Other                      46.2    -23.9       55.2      -9.2      92.6   -10.5      104.1       0.5
-----------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products              48.9    -27.9       51.2     -24.4     101.7   -12.0      104.1      -9.9
   Domestic                      26.5    -28.9       26.5     -28.9      54.1   -16.5       54.1     -16.5
   Overseas                      22.4    -26.6       24.7     -18.9      47.6    -6.2       50.0      -1.6
      The Americas                6.6    -18.2        7.4      -8.7      12.5    -8.7       13.6      -1.0
      Europe                      7.2    -33.6        8.7     -19.8      15.8   -13.5       17.0      -6.9
      Other                       8.6    -25.3        8.7     -24.6      19.3     2.7       19.4       3.1
-----------------------------------------------------------------------------------------------------------
[Other]
Other                            64.4    -17.7       64.8     -17.2     129.5    -9.4      129.9      -9.2
   Domestic                      61.8    -13.7       61.8     -13.7     121.8    -8.7      121.8      -8.7
   Overseas                       2.7    -59.8        3.0     -54.1       7.8   -19.4        8.2     -15.7
      The Americas                0.6    -42.1        0.6     -41.2       1.2   -25.1        1.2     -25.8
      Europe                      0.8    -65.3        1.0     -55.2       3.2    -3.7        3.3       0.0
      Other                       1.3    -61.5        1.5     -57.2       3.4   -28.2        3.7     -23.1
-----------------------------------------------------------------------------------------------------------
Grand Total                   1,005.0     -5.7    1,106.9       3.8   2,065.0    -1.3    2,173.9       3.9
   Domestic                     430.0    -11.1      430.0     -11.1     895.0    -4.6      895.0      -4.6
   Overseas                     575.0     -1.2      676.9      16.3   1,170.0     1.4    1,278.9      10.9
      The Americas              289.7     33.2      328.7      51.1     566.8    12.7      620.8      23.4
      Europe                    229.2    -20.6      282.8      -2.0     487.9    -6.8      531.0       1.4
      Other                      56.1    -25.9       65.3     -13.8     115.4    -9.2      127.1       0.0
----------------------------------------------------------------------------------------------------------

*    Excluding foreign exchange impact


                                       A2